FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of September 1, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that has filed its half-year report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Files Half-Year Report

LUXEMBOURG--(Marketwire - August 31, 2009) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) announces that it has filed its half-year report for the six-month period ended June 30, 2009 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange's website at www.bourse.lu and from Tenaris's website at www.tenaris.com/investors.

Holders of Tenaris's shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-55-5282-9929 (from outside the United States).

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications. [Missing Graphic Reference]

Contact:
Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com